UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
 Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BORDERFREE, INC.
(Name of Subject Company (Issuer))
BRICKBREAKER ACQUISITION CORP.
(Offeror)
a direct wholly owned subsidiary of

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.
(Offeror)
an indirect subsidiary of

PITNEY BOWES INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
09970L100
(CUSIP Number of Class of Securities)
Daniel Goldstein
Executive Vice President, Chief Legal and Compliance Officer
Pitney Bowes Inc.
3001 Summer St.
Stamford, Connecticut 06926-0700
(203) 356-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$515,418,148	$59,891.59

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $14 (i.e., the per share tender offer price) by (y) the sum of (a) 32,066,998 shares of Borderfree common stock issued and outstanding, (b) 257,622 shares subject to issuance pursuant to stock options granted and outstanding under the U.S. Share Option Plan of Borderfree, Inc., (c) 568,974 shares subject to issuance pursuant to stock options granted and outstanding under the Israeli Share Option Plan of Borderfree, Inc., (d) 1,574,546 shares subject to issuance pursuant to stock options granted and outstanding under Borderfree’s 2011 Stock Option and Grant Plan, (e) 1,929,343 shares subject to issuance pursuant to stock options granted and outstanding under the 2014 Stock Option and Incentive Plan, (f) 30,000 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2014 Stock Option and Incentive Plan and (g) 388,099 shares subject to issuance pursuant to restricted stock units granted and outstanding under Borderfree’s 2015 Stock Option Inducement Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of May 4, 2015, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,891.59	Filing Party: Pitney Bowes Inc., Pitney Bowes International Holdings, Inc. and BrickBreaker Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: May 12, 2015
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Pitney Bowes International Holdings, Inc., a Delaware corporation (“PBIH”) and an indirect subsidiary of Pitney Bowes Inc., a Delaware corporation (the “Parent”), (ii) PBIH and (iii) Parent.  This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 12, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Borderfree, Inc., a Delaware corporation (“Borderfree”), at a price of $14.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the second paragraph set forth under the section entitled “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:
 “Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15- calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On May 11, 2015, Parent filed, and on May 12, 2015, Borderfree filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger.  The initial waiting period under the HSR Act, which was scheduled to expire on May 26, 2015, was terminated early by the FTC and the Antitrust Division, effective May 18, 2015.  Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 19, 2015

BRICKBREAKER ACQUISITION CORP.

By:	/s/ Steven J. Green
Name: Steven J. Green
Title: President

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.

By:	/s/ Debbie D. Salce
Name: Debbie D. Salce
Title: Vice President and Treasurer

PITNEY BOWES INC.

By:	/s/ Marc B. Lautenbach
Name: Marc B. Lautenbach
Title: President and Chief Executive Officer